Exhibit 99.1

Kamada to Present at the Jefferies Global Plasma Summit

REHOVOT, Israel – March 9, 2021 – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived biopharmaceutical company, announced today that Amir London, Chief Executive Officer, will present a corporate overview at the inaugural Jefferies Virtual Global Plasma Summit, being held on March 11, 2021.

Mr. London is scheduled to present at 9:35 a.m. Eastern Time. The presentation will be accessible via a live webcast at: https://wsw.com/webcast/jeff171/kmda/1823556. A replay of the presentation will be accessible via the link and will be available for 30 days following the event.

About Kamada

Kamada Ltd. (the “Company”) is a global specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from its current commercial products, its plasma-derived development pipeline and its manufacturing expertise, while evolving into a vertically integrated plasma-derived company. The Company’s two leading commercial products are GLASSIA® and KEDRRAB®. GLASSIA was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited ("Takeda") and in other countries through local distributors. Pursuant to an agreement with Takeda, the Company will continue to produce GLASSIA for Takeda through 2021 and Takeda will initiate its own production of GLASSIA for the U.S. market in 2021, at which point Takeda will commence payment of royalties to the Company until 2040. KEDRAB is an FDA approved anti-rabies immune globulin (Human) for post-exposure prophylaxis treatment. KEDRAB is being marketed in the U.S. through a strategic partnership with Kedrion S.p.A. The Company has additional four plasma-derived products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has two leading development programs; a plasma-derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19) and an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added nine biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2025. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com